

AB
3/17



11017450

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 8 2011

Washington, DC
110

SEC FILE NUMBER
8-67235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/10____ AND ENDING____12/31/10____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CapWealth Investment Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Meridian Blvd., Suite 250

(No. and Street)

Franklin	**Tennessee**	**37067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Scott Roland   **(615) 778-0740**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.

(Name – if individual, state last, first, middle name)

150 Fourth Avenue, North Suite 2150	**Nashville**	**Tennessee**	**37219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

KH 3/17

OATH OR AFFIRMATION

I, ___**R. Scott Roland**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __**CapWealth Investment Services, LLC**_____ , as of _____**December 31**_____ , 20 _**10**__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission
Expires
March 12, 2012

_R. Scott Roland_____
Signature

President & Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Member
CapWealth Investment Services, LLC
Franklin, Tennessee

We have audited the accompanying statement of financial condition of CapWealth Investment Services, LLC as of December 31, 2010, and the related statements of income, changes in member's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWealth Investment Services, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 23, 2011

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	85,286
Deposit with clearing organization		15,000
Receivable from fund companies and clearing organization		125,759
Prepaid expenses		12,686
Total assets	$	238,731

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	28,100
Due to affiliate		26,455
Total liabilities		54,555
Member's equity		184,176
Total liabilities and member's equity	$	238,731

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Income

For the Year Ended December 31, 2010

Revenues:		
Commissions	$	754,128
Other income		31,643
Total revenues		785,771
Operating expenses:		
Commission expense		226,700
Clearance fees		168,792
Salaries and benefits		93,225
Insurance		14,961
License and registration		17,376
Professional fees		19,918
Communications and data processing		13,931
Occupancy		22,743
Office expense		47,542
Total operating expenses		625,188
Net income	$	160,583

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2010

Balance at December 31, 2009	$	23,593
Member capital contribution		100,000
Member distribution		(100,000)
Net income		160,583
Balance at December 31, 2010	$	184,176

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2010

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAPWEALTH INVESTMENT SERVICES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2010

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 160,583
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies and clearing organization	$ (118,392)	
Increase in prepaid expenses	(5,188)	
Increase in accounts payable and accrued expenses	19,920	
Decrease in due to clearing organization	(595)	
Increase in due to affiliate	26,455	
Total adjustments		(77,800)
Net cash provided by operating activities		82,783
Cash flows from investing activities:		
Decrease in deposit with clearing organization	35	
Net cash provided by investing activities		35
Cash flows from financing activities:		
Member capital contribution	100,000	
Member distribution	(100,000)	
Net cash used in financing activities		-
Net increase in cash and cash equivalents		82,818
Cash and cash equivalents at beginning of year		2,468
Cash and cash equivalents at end of year		$ 85,286

The accompanying notes are an integral part of these financial statements.

(1) **Organization**

CapWealth Investment Services, LLC (the "Company") is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On November 30, 2009, ROGO Capital, LLC, former name of the Company, entered into an agreement to sell 100% of its ownership stake in ROGO Capital, LLC to Mr. Pagliara. Under the terms of the agreement, 20% of the firm was transferred to Mr. Pagliara on the execution of the agreement, and the remaining 80% was transferred upon FINRA granting permission for the change in ownership. That process began on December 15, 2009 with the submission to FINRA of a continuing membership application. Additionally, it was agreed to change the name of the broker dealer to CapWealth Investment Services, LLC which was completed in anticipation of an executed agreement on November 16, 2009. The sale of the Company to Mr. Pagliara was completed on May 6, 2010, through FINRA's approval of the application for continuation in membership.

The Company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act.

(2) **Summary of Significant Accounting Policies**

    (a) **Cash and Cash Equivalents**

        For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2010.

    (b) **Revenue Recognition**

        The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

    (c) **Income Taxes**

        As a single-member limited liability company, income from the Company is combined with the income and expenses of the single member from other sources and reported in the single member's individual income tax return. The financial statements, therefore, do not include a provision for income taxes.

(2) <u>**Summary of Significant Accounting Policies, Continued**</u>

    (d) <u>**Estimates**</u>

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (e) <u>**Advertising Costs**</u>

        Advertising costs are expensed as incurred.

    (f) <u>**Fair Value of Financial Instruments**</u>

        Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) <u>**Net Capital Requirements and Other Restrictions**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital subject to a minimum capital equal to $5,000. At December 31, 2010, the Company had net capital as defined of $152,177.

The Company maintains an agreement for clearing services with a clearing broker registered with the SEC. In accordance with the agreement between these parties, a $15,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition.

(4) <u>**Due To Affiliate**</u>

The advances of $26,455 at December 31, 2010 represent unsecured non-interest bearing advances received from an affiliated company, CapWealth Advisors, LLC. The account is used for clearing of expense allocation between the Company and its affiliate.

(5)   **Related Party Transactions**

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from an affiliated company, CapWealth Advisors, LLC, owned by the Company's single member and established through an expense sharing agreement. The allocation is based on the expense sharing agreement established between the Company and the affiliated company. Expenses allocated to the Company for the year ended December 31, 2010, were approximately $190,000.

During the current year ended December 31, 2010, the Company and its affiliate relocated their operations to a new expanded office facility. In conjunction with this move, the affiliated company entered into a lease agreement for this office facility from August, 2010 through October, 2020. Lease payments under this agreement began on November, 2010 with the remaining required base rent lease obligation payable as follows:

Year Ended December 31,	Amount
2011	$ 176,737
2012	180,272
2013	183,878
2014	187,555
2015	191,306
Thereafter	979,690
	$ 1,899,438

The Company shares in the rental obligation charges through the affiliated company's allocation of expenses. Rental expense of $5,797, associated with the lease agreement was allocated to the Company during 2010, and is included within occupancy expense.

In addition, rental expense of $4,875, under a previous lease agreement, was allocated to the Company during 2010 and is included within occupancy expense.

(6)   **Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives**

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2010, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 125,759	25,874

Fees payable to registered representatives at December 31, 2010 of $25,874 are included within accounts payable and accrued expenses.

(7) **Commission Concentrations**

During 2010, four registered representatives accounted for approximately 99% of the total commission revenue for the current year totaling $754,128. The Company's single member is included within the four representatives and alone accounted for approximately 50% of the total commission revenue. No commissions were paid to the Company's single member during the current year; however, an amount of $100,000 was distributed to the single member in December, 2010, as a current year distribution. Two of the registered representatives, operating under current independent contractor agreements with the Company, were paid approximately $160,000 in commissions. This amount represents approximately 70% of the total commission expense for 2010.

(8) **Legal**

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2010, that were known to management.

(9) **Exemption of SEC Rule 15C3-3 Reserve Requirement**

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10) **Subsequent Events**

Management has evaluated subsequent events through February 23, 2011, the date which the financial statements were available to be issued.

CAPWEALTH INVESTMENT SERVICES, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2010

Total member's equity	$	184,176
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		184,176
Less nonallowable assets, other deductions and/or charges, and haircuts:		
Receivable from fund companies and clearing organization, outstanding greater than 30 days		16,513
Other deductions and/or charges		2,500
Prepaid expenses		12,686
Haircuts		300
Total nonallowable assets and haircuts		31,999
Net capital		152,177
Net capital required		5,000
Excess net capital	$	147,177
Aggregate indebtedness:		
Aggregate indebtedness as include in the Statement of Financial Condition:		
Accounts payable and accrued expenses	$	28,100
Due to affiliate		26,455
Total aggregate indebtedness	$	54,555
Ratio of aggregate indebtedness to net capital		35.85%
Reconciliation with Company's computation (included in Part II of Form X-17A-S as of December 31, 2010):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	137,177
Audit adjustment to accounts payable and accrued expenses		15,000
Net capital, per December 31, 2010 audit report	$	152,177

CAPWEALTH INVESTMENT SERVICES, LLC

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC

Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC

Reconciliation, Including Appropriate Explanation, of the
Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve
Requirements Under Exhibit A of Rule 15c3-3

December 31, 2010

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2010 FOCUS Report - Part IIA is shown below:

Net capital as reported in Company's Part II (unaudited FOCUS Report)	$	137,177
Audit adjustment to accounts payable and accrued expenses		15,000
Net capital, per December 31, 2010 audit report (as computed on Schedule 1)	$	152,177

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

CAPWEALTH INVESTMENT SERVICES, LLC

Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect
to Methods of Consolidation

December 31, 2010

Not Applicable

CAPWEALTH INVESTMENT SERVICES, LLC

Material Inadequacies Found to Exist or Found
to Have Existed Since the Date of the Previous Audit

December 31, 2010

None

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Member
CapWealth Investment Services, LLC
Franklin, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by CapWealth Investment Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CapWealth Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapWealth Investment Services, LLC's management is responsible for the CapWealth Investment Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entry dated July 19, 2010 noting a difference of $75 pertaining to the $150 assessment payment made with the Form SIPC-6 less an overpayment of $75 associated with same payment;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting differences as described in the accompany schedule;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as reflected in the accompany schedule noting differences as described in the accompanying schedule; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting differences as described in the accompanying schedule.

To The Member
CapWealth Investment Services, LLC
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

February 23, 2011

CAPWEALTH INVESTMENT SERVICES, LLC

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2010

Total revenue for the year ended December 31, 2010		$ 785,771	(1)

Additions:
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities — 5,950

Deductions:
Revenues from the distribution of shares of a registered open end investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products $ (667,317)

Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions (131,086)

40% of margin interest earned on customer's securities accounts (15,348)

Total deductions		(813,751)
SIPC net operating revenues		$ (22,030) (2)
General assessment at .0025		$ -

Less payment applied to the assessment:

Payment Date	Payment Amount	
July 19, 2000 (Form SIPC-6)	$ 150	
		150

Overpayment carried forward		$ (150) (3)

(1) Total revenues do not include unrelated management advisory fees of $620,118 as inappropriately reflected on FOCUS report for the quarter ended March 31, 2010 as these fees were also inappropriately recorded as a corresponding expense within the FOCUS report for the same period.

(2) Amount of SIPC net operating revenues as reflected on Form SIPC-7 was $(27,980) and did not include the effect of the additions of $5,950.

(3) Overpayment carried forward on the Form SIPC-7 was $75. This amount represented the assessment due with Form SIPC-6 upon verbal communication between Company and SIPC representative as no minimum requirement was due through June 30, 2010 for $150. However, as no refund was generated the amount $150 is applied as overpayment carried forward.

CAPWEALTH INVESTMENT SERVICES, LLC

Financial Statements and Supplementary Data

December 31, 2010

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

CAPWEALTH INVESTMENT SERVICES, LLC

Table of Contents